600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

October 18, 2007

Ms. Mellissa Campbell Duru

Attorney Advisor

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2007

File No. 1-16383

Dear Ms. Duru:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2007, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed April 12, 2007 (File No. 1-16383) (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

Meredith S. Mouer

Enclosure

cc:	Zurab S. Kobiashvili (Cheniere Energy, Inc.)

Austin    Beijing    Dallas    Houston    London    Los Angeles    New York    The Woodlands    Washington, DC

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Responses to SEC Comment Letter dated August 21, 2007

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Compensation Philosophy and Objectives, page 17

1.	On page 20 you identify three peer groups. Clarify which particular peer group is used as the benchmark for each element of compensation and explain why the particular group was chosen. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

For 2007 base salaries, we reviewed published survey data as well as the proxy data for each of the energy companies listed on page 18 of our 2007 proxy statement. This group was selected because it consists primarily of energy companies with revenues between $500 million and $1 billion dollars from which we recruit executive talent. Our 2007 incentive award opportunity was not benchmarked to a particular peer group nor did we consider survey data. Next year in our Compensation Discussion and Analysis we will describe any peer group used as a benchmark for compensation and explain why each particular peer group was selected.

2.	Although you have provided a description of the elements of compensation, please add disclosure pursuant to Items 402(b)(1)(iv) and (vi) of Regulation S-K. For example, explain the relative importance to your program of base salary versus other elements of compensation. Consider providing an overview of the percentage base salary represents as a percentage of total compensation awarded. Similarly, you place emphasis on your status as a developing company. Elaborate further on how the various forms of compensation awarded to officers in 2006 reflect your status as a developing company and your overall compensation objectives.

Response:

Our overall executive compensation objective for 2007 emphasizes incentive awards paid in equity rather than cash compensation. We compete against all of the large energy companies for executive talent and, therefore, we prefer to reward our executives in equity rather than cash compensation to attract and retain top executive talent. In addition, focusing our executives’ compensation more heavily on equity as compared to cash compensation better aligns our executive management team with our primary business goals of completing and operating our LNG receiving terminals and related natural gas pipelines and managing our LNG and natural gas marketing business. We will address the matters discussed in this response in our Compensation Discussion and Analysis in our 2008 proxy statement.

3.

Although you state that you target base salary compensation at or above the market median and annual income at the 75th percentile, please disclose the actual percentiles represented during 2006 with respect to compensation paid to each named executive officer. Moreover, if any named executive officer’s actual compensation fell outside of the targeted percentile range with respect to an element of compensation, please disclose the reasons for the divergence.

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Responses to SEC Comment Letter dated August 21, 2007

Response:

To the extent we benchmark, in our 2008 proxy statement we will disclose any material discrepancies of our named executive officers’ base salaries and incentive awards from the targeted ranges as compared against the compensation reported by our peer companies in their 2007 proxy statements for the 2006 reportable year. We will not be able to disclose the actual percentiles or discrepancies of actual pay from targeted ranges as compared against our peer group’s 2007 compensation because 2007 market data will not have been reported at the time we file our 2008 proxy statement. The actual percentiles of the targets in 2007 will not be available until 2008.

Annual Incentive, page 18

4.	We direct you to Item 402(b)(1)(v) of Regulation S-K. Your discussion of the manner in which the annual incentive awards are determined is difficult to understand. Present a clear and concise overview of your program. For example:

•	quantify the dollar amount of the maximum bonus pool and clarify how it was determined by reference to specific financial and/or operational targets;

•	clarify whether cash or equity awards are provided under the plan in a given year and explain how a determination is made between providing the awards in either cash, stock or a combination of both;

•	elaborate on the circumstances that would result in the committee exercising its discretion to increase or decrease the bonus pool;

•	specify whether there is a range of bonus amounts (i.e. threshold, target, maximum) payable based on the level of achievement of the financial target established for a given year; and

•	disclose the factors the committee would consider in increasing an annual incentive award above the maximum;

Response:

On May 25, 2007, the Section 162(m) Subcommittee (the “Subcommittee”) of the Compensation Committee adopted the 2007 Incentive Compensation Plan, which is described in the Summary Terms for the Cheniere Energy, Inc. Incentive Compensation Plan for Executive Committee Members and Other Key Employees, attached as Exhibit 10.3 to the Form 8-K filed on June 1, 2007. The Subcommittee also approved the number of shares of phantom stock to be issued to the named executive officers pursuant to the 2007 Plan. The 2007 Incentive Compensation Plan provides that the phantom stock will be payable in shares of our common stock if a stock price hurdle of $33.57 is met for the period from January 1, 2007 through December 31, 2007. The achievement of the stock price hurdle will be calculated based on the average closing price of our common stock as reported on the American Stock Exchange for the last 20 trading days of the performance period. If the stock price hurdle is not met at the end of the performance period, the phantom stock will still be payable in the event the stock price hurdle is achieved during the last 20 trading days of 2008, 2009 or 2010. In our 2008 proxy statement we will quantify the maximum pay-out that was

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Responses to SEC Comment Letter dated August 21, 2007

established for 2007 compensation purposes for each named executive officer and the number of shares of phantom stock that was granted to each named executive officer for 2007 under the 2007 Incentive Compensation Plan. We will explain that the $33.57 stock price hurdle for 2007 was established because it represents a 15% increase in the average closing price of our common stock during the last 20 trading days of the previous performance year. In the event the Compensation Committee exercises its discretion to award any portion of the phantom stock in cash in lieu of common stock or to pay an incentive award above the maximum opportunity established by the Compensation Committee, we will discuss the factors the Compensation Committee considered.

5.	Although none of the performance targets were met for the fiscal year 2006, the committee agreed with management’s recommendation to award all employees 62.5% of their maximum bonus opportunity. Your disclosure suggests the decision was made for competitive reasons and due to “strong performance” as measured against corporate operational goals achieved in 2006. To facilitate an understanding of when bonus awards will be made, please specify whether the committee places greater emphasis on competitive conditions and the achievement of operational goals, than on financial goal achievement. If retention and competitive concerns are of paramount interest to the company given its stage of development, highlight this fact and clearly state, if true, whether the company plans to provide incentive awards regardless of actual financial performance. Moreover, explain how the 62.5% of maximum bonus opportunity was determined in light of the company’s failure to achieve its performance targets.

Response:

The focus of our 2007 Incentive Compensation Plan for our named executive officers is the achievement of a certain stock price hurdle. In the event the Compensation Committee exercises its discretion to determine that 2007 incentive awards should be paid to our named executive officers regardless of whether the $33.57 stock price hurdle set for 2007 is achieved, we will disclose what was awarded and the factors the Compensation Committee considered in making its determination.

6.	We refer you to the list of operational achievements considered by the committee in its determination of compensation awarded in 2006. Your disclosure should clarify whether any of the operational achievements referenced were operational targets that were pre-established for the fiscal year 2006. If they were, please disclose all qualitative and quantitative targets in a given fiscal year. See Items 402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b).

Response:

The operational achievements considered by the Compensation Committee and listed on page 21 of our 2007 proxy statement were not operational targets that were pre-established

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Responses to SEC Comment Letter dated August 21, 2007

for compensation purposes for the 2006 performance year. In our 2007 Compensation Discussion and Analysis under the heading 2006 Performance Goals, we disclose the only goals pre-established for compensation purposes for the 2006 performance year, which were the following Section 162(m) performance goals:

•	an increase in total stockholder return by 15% or more, and

•	an increase in net asset value per share of 15% or more.

Because these pre-established Section 162(m) performance goals were not achieved during 2006, management recommended and the Compensation Committee agreed in late 2006 that the Compensation Committee would not make its final determination on 2006 incentive awards until it had reviewed the status of the 2006 corporate goals and objectives detailed in management’s year-end report. The 2006 corporate goals and objectives had been established by management prior to the beginning of 2006.

Role of Compensation Committee and Executive Officers in Compensation Decisions, page 17

7.	You state on page 18 that “executive performance” is considered by the committee when the committee makes its final determinations of executive compensation. Provide a discussion and analysis of how an individual executive’s performance is evaluated and how their performance factors into the compensation actually received. If there are elements of individual performance, both qualitative and quantitative, that are considered by the compensation committee, disclose this fact. Disclose whether the compensation committee considered any specific contributions in its final assessment of recommendations it received from the Chief Executive Officer and Chief Operating Officer and, if applicable, whether any specific contributions were weighted and factored into specific compensation decisions made in 2006. Please disclose any personal goals established for the Chief Executive Officer and his overall level of achievement of such goals during the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The focus of our 2007 Incentive Compensation Plan for our named executive officers is the achievement of certain stock price hurdles rather than individual performance. In May 2007, the Subcommittee approved the number of shares of phantom stock to be issued to each of our named executive officers pursuant to the 2007 Plan based on the officer’s position with the Company. The phantom stock will be payable in shares of our common stock if a stock price hurdle of $33.57 is met for the performance period. In the event the Compensation Committee exercises its discretion to determine that 2007 incentive awards should be paid to our named executive officers regardless of whether the $33.57 stock price hurdle set for 2007 is achieved or otherwise awards compensation outside of the terms of the 2007 Incentive Compensation Plan, we will disclose what was awarded and the factors the Compensation Committee considered in making its determination.

8.

The Compensation Disclosure and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release 33-8732A. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Responses to SEC Comment Letter dated August 21, 2007

differs from that of the other named executive officers. For example, we note the disparities in the equity awards awarded in 2006 to the Chief Executive Officer relative to the other named executive officers as reflected in the Grants of Plan-Based Awards table. Similarly, disparities exist between the named executive officers in the maximum 2006 bonus opportunity expressed as a percentage of base salary. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response:

Our Chief Executive Officer’s and President and Chief Operating Officer’s base salary and incentive award opportunity differs from that of the other named executive officers because such officers are responsible for developing our overall strategy and vision and implementing the business plan. In addition, market data indicates that the base salary and incentive award opportunity for such officers is aligned with that of other energy companies and is customarily set higher for these positions. We believe it is important to pay our Chief Executive Officer and President and Chief Operating Officer at competitive market rates because we would otherwise be at risk of losing them to larger companies in the industry that we compete with for executive talent. We do not generally differentiate the base salaries (except for international cost of living adjustments) and incentive award opportunities of our other top executive officers because we believe it fosters a collaborative management team, which is critical for us to be successful. We will address the matters discussed in this response in our Compensation Discussion and Analysis in our 2008 proxy statement. It would not be appropriate to further elaborate on the merits and responsibilities of the executives outside of the Chief Executive Officer and President and Chief Operating Officer for competitive reasons.

Grants of Plan-Based Awards, page 25

9.	Consistent with the requirements of Item 402(e) of Regulation S-K, your narrative should explain the vesting schedules and dividend eligibility with respect to the restricted stock awards granted.

Response:

In our 2008 proxy statement, in addition to a footnote to our tabular disclosure, we will provide narrative disclosure to the Summary Compensation Table and Grants of Plan-Based Awards table which will include an explanation of the vesting schedules. We will also include a statement to explain that holders of restricted stock have the right to receive dividends and other distributions on shares of restricted stock; however, we do not currently pay dividends.

10.	Based on disclosure on page 19 regarding the payout levels of your incentive compensation plan and the amounts approved for potential payout to the named executive officers in 2006, it would appear that information regarding the maximum payout levels of awards that could be granted under the Amended and Restated 2003 Stock Incentive Plan should have been reflected in the table. Please refer to Item 402(d)(2) of Regulation S-K.

Cheniere Energy, Inc.

Definitive Proxy Statement on Schedule 14A (File No. 1-16383)

Responses to SEC Comment Letter dated August 21, 2007

Response:

In our 2008 proxy statement we will include estimated future pay-outs for 2007 incentive awards in the Grants of Plan-Based Awards table.

Potential Payments Upon Termination and Change of Control, page 28

11.	Disclose why vesting of equity awards is accelerated under various triggering events for each of the named executive officers. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:

Our Amended and Restated 2003 Stock Incentive Plan provides for accelerated vesting under certain circumstances but permits the grant agreement to govern the terms of the grant. It was necessary for the earlier grants of equity to our named executive officers to provide for accelerated vesting in the event of a number of termination events so that we could recruit top executive talent and protect our executives from the risks associated with joining a startup company. The terms of our current equity grants have been changed based on market data to provide for accelerated vesting only in the event of death, disability or termination within one year of a change in control. We believe accelerated vesting upon termination within one year of a change in control is important in order to attract and retain our senior executives. We will include disclosure in our 2008 proxy statement addressing why vesting of equity awards is accelerated under various triggering events for each of the named executive officers.

Certain Transactions with Related Parties, page 29

12.	Provide the disclosure required by Item 404(b) of Regulation S-K.

Response:

In our 2008 proxy statement we will revise our disclosure under Certain Relationships and Related Transactions to state that “the Audit Committee, under the Audit Committee Charter, has the responsibility to review and approve all transactions or series of related financial transactions, arrangements or relationships between the Company and any related party including those that involve an amount that exceeds $120,000.” We do not otherwise have any policies or procedures for the review, approval or ratification of any such transactions.